Attachment 77(I)


The SAFECO Money Market Fund, a series of the registrant, began issuing Class A shares and Class B shares of common stock at $.001 par value on September 30, 1996. Class A and Class B shares are issued and redeemed at net asset value and no initial or deferred sales charges apply.